

January 28, 2021

Michael Sieffert
Chief Financial Officer
GreenPower Motor Company Inc.
#204-209 Carrall Street
Vancouver, British Columbia V6B 2J2, Canada

> **Re: GreenPower Motor Company Inc.**
> **Form 20-F for the Year Ended March 31, 2020**
> **Filed July 21, 2020**
> **File No. 333-236252**

Dear Mr. Sieffert:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended March 31, 2020

Item 15. Controls and Procedures, page 92

1. Please disclose your conclusion as to whether your disclosure controls and procedures are effective or ineffective, whichever the case may be, in an amendment to your Form 20-F. See Item 15(a) of the Form 20-F.

Exhibits

2. Please amend your Form 20-F to provide certifications that conform to the format provided in Instruction 12 to Item 19 of the Form 20-F. Given that you are not yet required to provide management's report on internal control over financial reporting, you may omit the internal control over financial reporting language from the introductory portion of paragraph 4 as well as paragraph 4(b) of the certifications but all other paragraphs must be presented.

3.   It does not appear that you have filed your Section 906 certifications. SEC Release 33-8238 requires Section 906 certifications to be filed as exhibits to annual reports. As such, please file an amendment to your Form 20-F to include Section 906 certifications.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Jeffrey Gordon at 202-551-3866 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing